Exhibit 99.2

Gold Mineral Reserves[1,2,3]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
			Contained			Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	Tonnes	Grade	ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	2.2	7.16	0.50	11	6.18	2.2	13	6.34	2.7

Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.069	0.34	0.00076

Jabal Sayid underground	5.8	0.20	0.038	7.5	0.39	0.094	13	0.31	0.13

Jabal Sayid (50.00%) total	5.9	0.21	0.039	7.5	0.39	0.094	13	0.31	0.13

Kibali surface	5.4	2.07	0.36	15	2.19	1.0	20	2.16	1.4

Kibali underground	9.1	4.31	1.3	14	4.15	1.9	23	4.21	3.2

Kibali (45.00%) total	14	3.47	1.6	29	3.15	3.0	44	3.26	4.6

Loulo-Gounkoto surface	11	2.48	0.89	14	2.78	1.3	25	2.65	2.2

Loulo-Gounkoto underground	8.9	4.86	1.4	19	5.04	3.1	28	4.98	4.5

Loulo-Gounkoto (80.00%) total	20	3.54	2.3	34	4.08	4.4	54	3.87	6.7

North Mara surface	0.25	3.43	0.028	29	2.05	1.9	29	2.06	2.0

North Mara underground	0.21	3.68	0.025	9.3	3.42	1.0	9.5	3.43	1.0

North Mara (84.00%) total	0.46	3.55	0.053	39	2.38	2.9	39	2.40	3.0

Tongon surface (89.70%)	3.9	2.36	0.30	3.9	2.14	0.26	7.8	2.25	0.56

AFRICA AND MIDDLE EAST TOTAL	47	3.17	4.8	120	3.24	13	170	3.22	18

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57

Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65

Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2

Pueblo Viejo surface (60.00%)	35	2.29	2.6	140	2.16	9.7	170	2.19	12

Veladero surface (50.00%)	8.0	0.41	0.11	77	0.74	1.8	85	0.71	1.9

LATIN AMERICA AND ASIA PACIFIC TOTAL	160	1.02	5.2	710	0.96	22	870	0.97	27

NORTH AMERICA

Carlin surface	9.8	2.48	0.79	63	2.24	4.6	73	2.27	5.4

Carlin underground	11	9.27	3.3	6.0	7.90	1.5	17	8.79	4.8

Carlin (61.50%) total	21	6.07	4.1	69	2.73	6.1	90	3.50	10

Cortez surface	0.76	2.65	0.065	110	0.88	3.0	110	0.90	3.1

Cortez underground[5]	0.60	9.44	0.18	26	7.74	6.4	26	7.78	6.5

Cortez (61.50%) total	1.4	5.63	0.25	130	2.22	9.4	130	2.26	9.6

Hemlo surface	—	—	—	18	1.49	0.86	18	1.49	0.86

Hemlo underground	0.50	4.93	0.079	4.6	4.87	0.73	5.1	4.88	0.81

Hemlo (100%) total	0.50	4.93	0.079	23	2.19	1.6	23	2.25	1.7

Phoenix surface (61.50%)	8.5	0.71	0.19	96	0.58	1.8	100	0.59	2.0

Turquoise Ridge surface	10	2.29	0.75	0.28	1.38	0.013	11	2.27	0.77

Turquoise Ridge underground	10	10.20	3.4	12	9.51	3.8	23	9.82	7.2

Turquoise Ridge (61.50%) total	21	6.26	4.1	13	9.33	3.8	33	7.43	8.0

NORTH AMERICA TOTAL	52	5.24	8.7	330	2.12	23	380	2.54	31

TOTAL	260	2.26	19	1,200	1.53	57	1,400	1.67	76

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Copper Mineral Reserves[1,2,3,7]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
		Cu	Contained		Cu	Contained		Cu	Contained
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	2.2	0.33	16	11	0.34	84	13	0.34	100

Jabal Sayid surface	0.069	2.64	4.0				0.069	2.64	4.0

Jabal Sayid underground	5.8	2.25	290	7.5	2.28	380	13	2.26	670

Jabal Sayid (50.00%) total	5.9	2.25	290	7.5	2.28	380	13	2.27	670

Lumwana surface (100%)	89	0.51	1,000	390	0.59	5,200	480	0.58	6,200

AFRICA AND MIDDLE EAST TOTAL	97	0.61	1,300	410	0.62	5,600	510	0.62	7,000

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900

Zaldívar surface (50.00%)	170	0.44	1,600	38	0.31	260	210	0.42	1,900

LATIN AMERICA AND ASIA PACIFIC TOTAL	280	0.34	2,100	520	0.23	2,700	810	0.27	4,800

NORTH AMERICA

Phoenix surface (61.50%)	11	0.16	40	130	0.16	470	140	0.16	510

NORTH AMERICA TOTAL	11	0.16	40	130	0.16	470	140	0.16	510

TOTAL	390	0.40	3,500	1,100	0.37	8,800	1,500	0.38	12,000

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,7]
As at December 31, 2022	PROVEN			PROBABLE			TOTAL
		Ag	Contained		Ag	Contained		Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Tonnes	Grade	Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6

AFRICA AND MIDDLE EAST TOTAL	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	35	12.94	15	140	13.76	62	170	13.60	76

Veladero surface (50.00%)	8.0	12.72	3.3	77	14.62	36	85	14.44	39

LATIN AMERICA AND ASIA PACIFIC TOTAL	160	4.92	25	700	5.34	120	860	5.26	150

NORTH AMERICA

Phoenix surface (61.50%)	8.5	7.46	2.0	96	6.24	19	100	6.34	21

NORTH AMERICA TOTAL	8.5	7.46	2.0	96	6.24	19	100	6.34	21

TOTAL	170	5.07	28	810	5.45	140	980	5.39	170

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Gold Mineral Resources[1,3,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained	Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	ozs	Tonnes	Grade	ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0029	6.70	0.00062	—	—	—	0.00062	—	—	—

Bulyanhulu underground	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6

Bulyanhulu (84.00%) total	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6

Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.00076	—	—	—

Jabal Sayid underground	7.8	0.33	0.083	7.3	0.41	0.097	0.18	1.5	0.6	0.027

Jabal Sayid (50.00%) total	7.9	0.33	0.084	7.3	0.41	0.097	0.18	1.5	0.6	0.027

Kibali surface	7.4	2.19	0.52	26	2.06	1.7	2.2	4.8	2.1	0.32

Kibali underground	12	4.63	1.8	24	3.97	3.1	4.9	8.4	2.9	0.79

Kibali (45.00%) total	20	3.70	2.3	50	2.98	4.8	7.1	13	2.6	1.1

Loulo-Gounkoto surface	12	2.49	0.97	16	2.90	1.5	2.4	6.5	1.9	0.38

Loulo-Gounkoto underground	17	4.39	2.5	28	4.63	4.2	6.7	16	2.9	1.5

Loulo-Gounkoto (80.00%) total	30	3.61	3.4	44	4.02	5.7	9.1	22	2.6	1.9

North Mara surface	18	2.25	1.3	23	1.79	1.3	2.6	4.1	1.4	0.19

North Mara underground	0.77	2.28	0.057	28	2.21	2.0	2.0	15	1.6	0.75

North Mara (84.00%) total	18	2.25	1.3	50	2.02	3.3	4.6	19	1.6	0.93

Tongon surface (89.70%)	4.5	2.57	0.37	5.3	2.32	0.40	0.77	0.82	2.5	0.064

AFRICA AND MIDDLE EAST TOTAL	83	3.23	8.7	180	3.18	18	27	73	3.7	8.6

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	—	—	—	—	180	0.9	5.4

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43

Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39

Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82

Pueblo Viejo surface (60.00%)	46	2.08	3.1	190	1.99	12	15	4.6	1.8	0.26

Reko Diq surface (50.00%)[6]				1,800	0.26	15	15	570	0.2	3.7

Veladero surface (50.00%)	9.1	0.40	0.12	120	0.71	2.6	2.8	14	0.6	0.27

LATIN AMERICA AND ASIA PACIFIC TOTAL	290	1.06	9.9	3,600	0.60	69	79	1,200	0.4	16

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Gold Mineral Resources[1,3,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained	Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	ozs	Tonnes	Grade	ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

NORTH AMERICA

Carlin surface	29	2.18	2.0	140	1.94	8.5	11	60	1.2	2.4

Carlin underground	24	7.80	5.9	13	6.74	2.7	8.7	13	7.3	3.2

Carlin (61.50%) total	53	4.69	8.0	150	2.35	11	19	73	2.3	5.5

Cortez surface	0.99	2.78	0.089	160	0.87	4.4	4.5	110	0.4	1.5

Cortez underground[5]	1.3	7.66	0.32	37	6.87	8.3	8.6	15	5.9	2.9

Cortez (61.50%) total	2.3	5.53	0.40	190	2.02	13	13	130	1.1	4.4

Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	1.5	10.01	0.49	0.49	7.8	10.5	2.7

Hemlo surface				42	1.40	1.9	1.9	2.4	1.0	0.079

Hemlo underground	0.72	5.11	0.12	11	4.80	1.6	1.8	3.0	5.1	0.50

Hemlo (100%) total	0.72	5.11	0.12	52	2.09	3.5	3.6	5.4	3.3	0.58

Long Canyon surface	0.30	3.53	0.034	4.9	2.56	0.41	0.44	1.1	0.9	0.029

Long Canyon underground				1.1	10.68	0.38	0.38	0.53	9.1	0.16

Long Canyon (61.50%) total	0.30	3.53	0.034	6.1	4.05	0.79	0.82	1.6	3.6	0.18

Phoenix surface (61.50%)	12	0.64	0.25	230	0.50	3.6	3.9	30	0.3	0.32

Turquoise Ridge surface	24	2.14	1.6	21	2.07	1.4	3.0	6.7	1.7	0.37

Turquoise Ridge underground	13	9.49	3.9	19	8.51	5.3	9.2	1.9	6.9	0.42

Turquoise Ridge (61.50%) total	36	4.72	5.5	40	5.19	6.6	12	8.6	2.9	0.79

NORTH AMERICA TOTAL	110	4.18	15	940	1.93	58	73	300	1.8	17

TOTAL	480	2.13	33	4,700	0.96	150	180	1,500	0.8	42

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Copper Mineral Resources[1,3,7,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained				Contained
	Tonnes	Grade	lbs	Tonnes	Grade	lbs	Contained lbs	Tonnes	Grade	lbs

Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0029	0.32	0.021	—	—	—	0.021	—	—	—

Bulyanhulu underground	3.3	0.44	32	21	0.31	140	170	17	0.4	130

Bulyanhulu (84.00%) total	3.3	0.44	32	21	0.31	140	170	17	0.4	130

Jabal Sayid surface	0.069	2.64	4.0	—	—	—	4.0	—	—	—

Jabal Sayid underground	7.8	2.60	450	7.3	2.36	380	830	1.5	1.3	44

Jabal Sayid (50.00%) total	7.9	2.60	450	7.3	2.36	380	830	1.5	1.3	44

Lumwana surface (100%)	140	0.48	1,500	960	0.55	12,000	13,000	820	0.5	8700

AFRICA AND MIDDLE EAST TOTAL	150	0.59	2,000	990	0.56	12,000	14,000	840	0.5	8,900

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400

Reko Diq surface (50.00%)[6]	—	—	—	1,900	0.44	18,000	18,000	590	0.4	4,600

Zaldívar surface (50.00%)	360	0.40	3,200	200	0.37	1,600	4,800	20	0.4	160

LATIN AMERICA AND ASIA PACIFIC TOTAL	530	0.34	4,000	3,100	0.36	25,000	29,000	970	0.3	6,200

NORTH AMERICA

Phoenix surface (61.50%)	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93

NORTH AMERICA TOTAL	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93

TOTAL	700	0.39	6,000	4,500	0.39	38,000	44,000	1,800	0.4	15,000

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Silver Mineral Resources[1,3,7,8,9]
As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
		Ag	Contained		Ag	Contained			Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Contained Ag	Tonnes	Grade	Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0029	7.00	0.00065	—	—	—	0.00065	—	—	—

Bulyanhulu underground	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4

Bulyanhulu (84.00%) total	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4

AFRICA AND MIDDLE EAST TOTAL	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	46	11.69	17	190	12.32	75	92	4.6	10.5	1.5

Veladero surface (50.00%)	9.1	11.39	3.3	120	14.42	54	57	14	14.3	6.3

LATIN AMERICA AND ASIA PACIFIC TOTAL	290	11.73	110	1,800	14.51	830	940	400	2.2	28

NORTH AMERICA

Phoenix surface (61.50%)	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4

NORTH AMERICA TOTAL	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4

TOTAL	310	11.50	110	2,000	13.44	880	990	450	2.5	37

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2022				2021

	Ownership	Tonnes	Grade	Ounces	Ownership	Tonnes	Grade	Ounces

Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	—	—	—	84.00%	0.00010	10.42	0.000035

Bulyanhulu underground	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5

Bulyanhulu Total	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5

Jabal Sayid surface	50.00%	0.069	0.34	0.00076	50.00%	0.072	0.34	0.00079

Jabal Sayid underground	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11

Jabal Sayid Total	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11

Kibali surface	45.00%	20	2.16	1.4	45.00%	17	2.45	1.3

Kibali underground	45.00%	23	4.21	3.2	45.00%	21	4.54	3.0

Kibali Total	45.00%	44	3.26	4.6	45.00%	37	3.60	4.3

Loulo-Gounkoto surface	80.00%	25	2.65	2.2	80.00%	22	2.98	2.1

Loulo-Gounkoto underground	80.00%	28	4.98	4.5	80.00%	29	4.86	4.6

Loulo-Gounkoto Total	80.00%	54	3.87	6.7	80.00%	51	4.06	6.7

North Mara surface	84.00%	29	2.06	2.0	84.00%	38	1.73	2.1

North Mara underground	84.00%	9.5	3.43	1.0	84.00%	6.8	3.44	0.75

North Mara Total	84.00%	39	2.40	3.0	84.00%	44	1.99	2.8

Tongon surface	89.70%	7.8	2.25	0.56	89.70%	7.9	1.87	0.47

AFRICA AND MIDDLE EAST TOTAL		170	3.22	18		160	3.22	17

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12

Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	4.8	3.66	0.56

Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	3.2	6.34	0.66

Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	8.0	4.75	1.2

Pueblo Viejo surface	60.00%	170	2.19	12	60.00%	76	2.22	5.4

Veladero surface	50.00%	85	0.71	1.9	50.00%	90	0.77	2.2

LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.97	27		770	0.83	21

NORTH AMERICA

Carlin surface	61.50%	73	2.27	5.4	61.50%	84	2.23	6.0

Carlin underground	61.50%	17	8.79	4.8	61.50%	19	8.86	5.4

Carlin Total	61.50%	90	3.50	10	61.50%	100	3.46	11

Cortez surface	61.50%	110	0.90	3.1	61.50%	39	1.68	2.1

Cortez underground[5]	61.50%	26	7.78	6.5	61.50%	27	7.79	6.7

Cortez Total	61.50%	130	2.26	9.6	61.50%	65	4.17	8.8

Hemlo surface	100%	18	1.49	0.86	100%	0.018	0.32	0.00018

Hemlo underground	100%	5.1	4.88	0.81	100%	6.4	5.18	1.1

Hemlo Total	100%	23	2.25	1.7	100%	6.4	5.16	1.1

Long Canyon surface	61.50%	—	—	—	61.50%	0.61	1.18	0.023

Phoenix surface	61.50%	100	0.59	2.0	61.50%	100	0.60	2.0

Turquoise Ridge surface	61.50%	11	2.27	0.77	61.50%	26	2.05	1.7

Turquoise Ridge underground	61.50%	23	9.82	7.2	61.50%	21	10.39	6.9

Turquoise Ridge Total	61.50%	33	7.43	8.0	61.50%	46	5.74	8.6

NORTH AMERICA TOTAL		380	2.54	31		330	3.04	32

TOTAL		1,400	1.67	76		1,300	1.71	69

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2022 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, Manager – Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2022, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculated using Antofagasta guidance and an assumed copper price of $3.10 per pound. For 2021, reserves were estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$., except at Zaldívar, where mineral reserves for 2021 were calculated using Antofagasta guidance and an assumed copper price of $3.10 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2022 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.

4.

Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s expected ownership interest following the implementation of the binding February 3, 2022 Commencement Agreement . The Commencement Agreement provides, among other things, for ownership of Porgera to be held in a new joint venture owned 51% by Papua New Guinea (“PNG”) stakeholders and 49% by Barrick Niugini Limited (“BNL”) or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and will retain operatorship of the mine under the terms of the Commencement Agreement. Efforts are ongoing to execute the remaining definitive agreements to implement the Commencement Agreement and finalize a timeline for the reopening of the Porgera mine and resumption of full mine operations. For additional information, see pages 8-9 of Barrick’s Third Quarter Report 2022.

5.

Cortez underground includes 21 million tonnes at 7.27g/t for 4.9 million ounces of probable reserves, 29 million tonnes at 6.49g/t for 6.1 million ounces of indicated resources and 15 million tonnes at 5.9g/t for 2.8 million ounces of inferred resources related to Goldrush. As noted in endnote 9, mineral resources are reported on an inclusive basis.

6.

Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see Barrick’s press release entitled “Massive Reko Diq Project Gets All Clear, Barrick Starts Updating Plans” dated December 15, 2022.

7.

2022 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

9.	Mineral resources are reported inclusive of mineral reserves.

10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.

11.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK GOLD CORPORATION	PRESS RELEASE